UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

February 7, 2024

In accordance with the Regulation of Relevant and Reserved Information, approved by Resolution SMV No. 0005-2014, we are pleased to inform that today the General Shareholders' Meeting of AENZA S.A.A. approved the Corporate Reorganization Plan, according to which the new structure of the Group will be formed by two new holding companies, one that groups the engineering and construction businesses and the other that groups the infrastructure and energy businesses; maintaining Viva Negocio Inmobiliario S.A.C. as the vehicle for the real estate development business.

In this regard, the following agreements were made:

1.	The realization of the following non-monetary capital contributions:

i)	In favor of Unna Infraestructura S.A.C., consisting of the shares owned by the Company representing the capital of: Tren Urbano Lima S.A., Red Vial 5 S.A., Concesionaria La Chira S.A., Inversiones en Autopistas S.A., Carretera Andina del Sur S.A.C., Concesionaria Via Expresa Sur S.A.C., Carretera Sierra Piura S.A.C., Operadores de Infraestructura S.A.C., and Agenera S.A.C.

ii)	In favor of Inversiones Ingeniería y Construcción S.A.C., consisting of the shares owned by the Company representing the capital of: Cumbra Perú S.A. and Cumbra Ingeniería S.A.

iii)	In favor of UNNA S.A.C., consisting of the shares owned by the Company representing the capital of: Unna Infraestructura S.A.C. and Unna Energía S.A.

2.	That, Inversiones Ingeniería y Construcción S.A.C., Unna Infraestructura S.A.C. and UNNA S.A.C. would be incorporated or transformed, as the case may be, into sociedades anónimas cerradas without a Board of Directors, and shall be governed by the policies and authority limits approved by the Board of Directors of AENZA, including such restrictions in the corresponding powers of attorney.

3.	The delegation of powers to the Board of Directors to determine and fix the accounting valuation of the shares that will be the object of the non-monetary contributions, based on a valuation report to be prepared by Larrain Vial within 90 calendar days, as well as to determine all other conditions and terms for the realization of the non-monetary contributions, to take all steps and perform all other acts that may be necessary and to execute all public and private documents that may be required, in order to implement, formalize and complete said contributions, as well as to delegate to management all the aforementioned powers, without requiring any additional resolution of the General Shareholders' Meeting or the Board of Directors, as the case may be.

4.	To appoint Mr. Dennis Fernando Fernandez Armas, Vice President of People, Public Affairs and Shared Services, and Ms. Zoila María Horna Zegarra, Corporate Legal Vice President, to carry out all the necessary procedures and sign all the necessary documents to formalize the resolutions adopted at this Shareholders' Meeting.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance

Date:	February 7, 2024

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